[Filed pursuant to Rule 433]

Term Sheet

RALI Series 2006-QO10 Trust

Mortgage Pass-Through Certificates,

Series 2006-QO10

Residential Accredit Loans, Inc.

Depositor

Residential Funding Company, LLC

Sponsor and Master Servicer

Deutsche Bank Trust Company Americas

Trustee

Goldman, Sachs & Co.

Underwriter

THE DEPOSITOR HAS FILED A REGISTRATION STATEMENT (INCLUDING A BASE PROSPECTUS) WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE BASE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE DEPOSITOR HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE DEPOSITOR AND THE OFFERING. YOU MAY GET THESE DOCUMENTS AT NO CHARGE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE DEPOSITOR, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE BASE PROSPECTUS AT NO CHARGE IF YOU REQUEST IT BY CALLING TOLL-FREE [ ]

This term sheet is not required to, and does not, contain all information that is required to be included in the base prospectus and the prospectus supplement for the offered certificates. The information in this term sheet is preliminary and is subject to completion or change.

The information in this term sheet, if conveyed prior to the time of your commitment to purchase any of the offered certificates, supersedes information contained in any prior similar term sheet, the term sheet supplement and any other free writing prospectus relating to those offered certificates.

This term sheet and the related term sheet supplement is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

December 5, 2006

Important notice about information presented in any final term sheet for any class of offered certificates, the term sheet supplement and the related base prospectus with respect to the offered certificates

We provide information to you about the offered certificates in three or more separate documents that provide progressively more detail:

•	the related base prospectus, dated October 26, 2006, which provides general information, some of which may not apply to the offered certificates;
•

the term sheet supplement, dated December 5, 2006, which provides general information about series of certificates issued pursuant to the depositor’s QO program, some of which may not apply to the offered certificates; and

•

this term sheet, which describes terms applicable to the classes of offered certificates described herein and provides a description of certain collateral stipulations regarding the mortgage loans and the parties to the transaction, and provides other information related to the offered certificates.

This term sheet provides a very general overview of certain terms of the offered certificates and does not contain all of the information that you should consider in making your investment decision. To understand all of the terms of a class of the offered certificates, you should read carefully this document, the term sheet supplement, and the entire base prospectus.

The related base prospectus may be found by visiting EDGAR on the SEC website at www.sec.gov.

The registration statement to which this offering relates is Commission File Number 333-131213.

If the description of the offered certificates in this term sheet differs from the description of the senior certificates in the related base prospectus or the term sheet supplement, you should rely on the description in this term sheet. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the term sheet supplement and the related base prospectus.

The information in this term sheet, if conveyed prior to the time of your contractual commitment to purchase any of the offered certificates, supersedes any information contained in any prior similar materials relating to such certificates. The information in this term sheet is preliminary, and is subject to completion or change. This term sheet is being delivered to you solely to provide you with information about the offering of the certificates referred to in this term sheet and to solicit an offer to purchase the certificates, when, as and if issued. Any such offer to purchase made by you will not be accepted and will not constitute a contractual commitment by you to purchase any of the certificates, until we have accepted your offer to purchase certificates.

The certificates referred to in these materials are being sold when, as and if issued. The issuing entity is not obligated to issue such certificates or any similar security and the underwriter’s obligation to deliver such certificates is subject to the terms and conditions of the underwriting agreement with the issuing entity and the availability of such certificates when, as and if issued by the issuing entity. You are advised that the terms of the offered certificates, and the characteristics of the mortgage loan pool backing them, may change (due, among other things, to the possibility that mortgage loans that comprise the pool may become delinquent or defaulted or may be removed or replaced and that similar or different mortgage loans may be added to the pool, and that one or more classes of certificates may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. You are advised that certificates may not be issued that have the characteristics described in these materials. The underwriter’s obligation to sell such certificates to you is conditioned on the mortgage loans and certificates having the characteristics described in these materials. If for any reason the issuing entity does not deliver such certificates, the underwriter will notify you, and neither the issuing entity nor any underwriter will have any obligation to you to deliver all or any portion of the certificates which you have committed to purchase, and none of the issuing entity nor any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.

Neither the issuing entity of the certificates or any of its affiliates prepared, provided, approved or verified any statistical or numerical information presented herein, although that information may be based in part on loan level data provided by the issuing entity or its affiliates.

Risk Factors

The offered certificates are not suitable investments for all investors. In particular, you should not purchase any class of offered certificates unless you understand the prepayment, credit, liquidity and market risks associated with that class. The offered certificates are complex securities. You should possess, either alone or together with an investment advisor, the expertise necessary to evaluate the information contained in this term sheet, the term sheet supplement and the related base prospectus for the offered certificates in the context of your financial situation and tolerance for risk. You should carefully consider, among other things, all of the applicable risk factors in connection with the purchase of any class of the offered certificates listed in the section entitled "Risk Factors" in the term sheet supplement.

COLLATERAL STIPULATIONS – MORTGAGE POOL CHARACTERISTICS

PAYMENT OPTION ARMS (WITH A NEGATIVE AMORTIZATION FEATURE)

Mortgage Loan Type:	No Prepay	1 Yr Prepay	3 Yr Prepay	Aggregate
Aggregate Stated Principal Balance (+/- 10%):	$90,000,000	$180,000,000	$630,000,000	$900,000,000
Gross Weighted Average Coupon (+/- 1.50):	6.000%	6.000%	6.000%	6.000%
Weighted Average Servicing Fee (+/- 0.10):	0.425%	0.425%	0.425%	0.425%
Weighted Average Pass-Thru Rate (+/- 1.50):	5.575%	5.575%	5.575%	5.575%
Weighted Average Gross Margin (+/-0.20):	3.136%	3.210%	3.250%	3.231%
Weighted Average Teaser Period 0 month (+/- 5.00):	5.0%	5.0%	5.0%	5.0%
Weighted Average Teaser Period 1 month (+/- 5.00):	95.0%	94.5%	94.5%	94.6%
Weighted Average Teaser Period 3 month (+/- 2.00):	0.0%	0.5%	0.5%	0.5%
Weighted Average Life Cap = 9.95 (+/- 2.00):	98.5%	98.5%	98.5%	98.5%
Index - MTA (+/- 3.00):	97.0%	97.0%	97.0%	97.0%
Index - LIBOR (+/- 3.00):	3.0%	3.0%	3.0%	3.0%
Negative Amortization Limit = 110% (+/- 5.00):	10.0%	5.0%	5.0%	5.5%
Negative Amortization Limit = 115% (+/- 5.00):	90.0%	95.0%	95.0%	94.5%
Amortization Type – 30/30 (+/- 10.00):	80.0%	76.0%	68.0%	70.8%
Amortization Type – 40/30 (+/- 10.00):	5.7%	5.0%	10.5%	8.9%
Amortization Type – 40/40 (+/- 10.00):	14.3%	19.0%	21.5%	20.3%
First Payment Reset – 12 Months (+/- 10.00):	90.0%	90.0%	90.0%	90.0%
First Payment Reset – 60 Months (+/- 10.00):	10.0%	10.0%	10.0%	10.0%
Weighted Average Loan-to-Value Ratio (+/- 5.00):	75.0%	75.0%	75.0%	75.0%
California Concentration (+/-10.00):	30.0%	65.0%	65.0%	61.5%
Full/Alt documentation (+/- 5.00):	10.0%	6.0%	6.5%	6.8%
Cash out refinance (+/- 10.00):	55.0%	50.0%	55.0%	54.0%
Single Family Detached (+/- 10.00):	75.0%	85.0%	85.0%	84.0%
Investor property (+/- 10.00):	11.0%	9.0%	8.5%	8.9%
Second Home/Vacation (+/- 5.00):	5.0%	7.5%	3.0%	4.1%
Weighted Average FICO (+/- 10.00):	710.0	706.5	699.5	702
Average Mortgage Loan Balance (+/- 15%):	$345,000	$400,000	$345,000	$356,000

The percentages set forth above, other than any weighted averages, are percentages of the aggregate principal balance of the actual mortgage loan pool to be included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date. Any weighted average is weighted based on the principal balance of the actual mortgage loans to be included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date.

A percentage expressed in parenthesis for a category above reflects the percentage by which the number set forth for such category may vary in the actual mortgage loan pool included in the trust on the Closing Date. For example the Aggregate Stated Principal Balance of the mortgage loans included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date, could be lower or higher than the amount specified by as much as 10%.

A number expressed in parenthesis for a category above reflects the amount by which the number or percentage set forth for such category may vary in the actual mortgage loan pool included in the trust on the Closing Date. For example, Full/Alt documentation loans could vary from 2.0% to 12.0% of the aggregate principal balance of the actual mortgage loan pool included in the trust on the Closing Date, as of the Cut-off Date, after deducting payments of principal due during the month of the Cut-off Date.

CERTAIN TRANSACTION INFORMATION

Underwriter:	Goldman, Sachs & Co.

Significant Servicers:	Servicers that may subservice 10% or more by principal amount of the mortgage loans include HomeComings Financial, LLC, and GMAC Mortgage, LLC, each a wholly-owned subsidiary of Residential Funding.

Significant Originators:	Originators that originated 10% or more of the mortgage loans include HomeComings Financial, LLC.

Cut-off Date:	December 1, 2006.

Closing Date:	On or about December 28, 2006.

Distribution Date:	25th of each month, or the next business day if such day is not a business day, commencing in January 2007.

Assumed Final
Distribution Dates:	The distribution date in January 2037. The actual final distribution date could be substantially earlier.

Form of certificates:	Book-entry: Class A, Class X, if any, and Class M Certificates.

Minimum Denominations:

Class A Certificates and those classes of Class M Certificates rated in at least the second highest rating category by one of the rating agencies, in minimum denominations representing an original principal amount of $100,000 and integral multiples of $1,000 in excess thereof. All other classes of Class M Certificates in minimum denominations of $250,000 and integral multiples of $1,000 in excess thereof. Any class of interest-only certificates: $2,000,000 notional amount.

Senior Certificates:	Class A Certificates and Class X Certificates, if any.

Subordinate Certificates:	Class M Certificates and Class B Certificates, if any. The Subordinate Certificates will provide credit enhancement to the Senior Certificates.

ERISA:

Subject to the considerations contained in the term sheet supplement, the Class A, Class X, if any, and Class M Certificates may be eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts assets.

In addition, prior to the termination of any yield maintenance agreement covering Net Deferred Interest, the offered certificates related to such a yield maintenance agreement may be eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts assets if such person qualifies under one or more of the following investor-based exemptions:

• Prohibited Transaction Class Exemption (“PTCE”) 84-14, regarding transactions negotiated by independent “qualified professional asset managers”

• PTCE 90-1, regarding investments by insurance company pooled separate accounts;

• PTCE 91-38, regarding investments by bank collective investment funds;

• PTCE 95-60, regarding investments by insurance company general accounts; or

• PTCE 96-23, regarding transactions negotiated by certain “in-house asset managers.”

See “ERISA Considerations” in the term sheet supplement and in the related base prospectus.

SMMEA:

When issued the offered certificates rated in at least the second highest rating category by one of the rating agencies will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984, or SMMEA, and the remaining classes of certificates will not be “mortgage related securities” for purposes of SMMEA.

See “Legal Investment” in the term sheet supplement and “Legal Investment Matters” in the related base prospectus.

Tax Status:

For federal income tax purposes, the depositor will elect to treat the portion of the trust consisting of the related mortgage loans and certain other segregated assets as one or more real estate mortgage investment conduits. The offered certificates will represent ownership of regular interests in a real estate mortgage investment conduit and generally will be treated as representing ownership of debt for federal income tax purposes. You will be required to include in income all interest and original issue discount, if any, on such certificates in accordance with the accrual method of accounting regardless of your usual methods of accounting. For federal income tax purposes, the Class R Certificates for any series will represent residual interests in a real estate mortgage investment conduit.

For further information regarding the federal income tax consequences of investing in the offered certificates, see “Material Federal Income Tax Consequences” in the term sheet supplement and in the related base prospectus.

Credit Enhancement

Excess cash flow, overcollateralization and subordination.

See "Description of the Certificates – Excess Cash Flow and Overcollateralization and “Description of the Certificates—Allocation of Losses” in the term sheet supplement.

Advances

For any month, if the Master Servicer does not receive the full scheduled payment on a mortgage loan, the Master Servicer will advance funds to cover the amount of the scheduled payment that was not made. However, the Master Servicer will advance funds only if it determines that the advance will be recoverable from future payments or collections on that mortgage loan.

See “Description of the Certificates—Advances” in the term sheet supplement.

Optional Termination

On any distribution date on which the aggregate outstanding principal balance of the mortgage loans as of the related determination date is less than 10% of their aggregate stated principal balance as of the cut-off date, the master servicer may, but will not be required to:

•	purchase from the trust all of the remaining mortgage loans, causing an early retirement of the certificates; or
•	purchase all of the certificates.

Under either type of optional purchase, holders of the outstanding certificates are entitled to receive the outstanding certificate principal balance of the certificates in full with accrued interest, as and to the extent described in the term sheet supplement. However, any optional purchase of the remaining mortgage loans may result in a shortfall to the holders of the most subordinate classes of certificates outstanding, if the trust then holds properties acquired from foreclosing upon defaulted loans. In either case, there will be no reimbursement of losses or interest shortfalls allocated to the certificates.

See “Pooling and Servicing Agreement—Termination” in the term sheet supplement and “The Pooling and Servicing Agreement—Termination; Retirement of Certificates” in the related base prospectus.